FirstEnergy Corp.

341 White Pond Drive

Akron, Ohio 44320

June 11, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kevin Dougherty

Office of Energy & Transportation

Re:	FIRSTENERGY CORP.

Registration Statement on Form S-3/A

File No. 333-296357

Dear Mr. Dougherty:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FirstEnergy Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on June 15, 2026, or as soon as practicable thereafter.

Please contact Erin E. Martin of Morgan, Lewis & Bockius LLP at (202) 739-3000 with any questions you may have concerning this request.

FIRSTENERGY CORP.

By:	/s/ K. Jon Taylor
Name: K. Jon Taylor
Title: Senior Vice President and Chief Financial Officer and Strategy

cc:	Erin E. Martin, Esq. (Morgan, Lewis & Bockius LLP)